Exhibit 12.1

Becton, Dickinson and Company
Calculation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(All Amounts in Millions except Ratios)

	Three Months Ended	Year Ended September 30
	December 31, Historical 2017	Historical 2017	Historical 2016	Historical 2015	Historical 2014	Historical 2013
Earnings:
Income from Continuing Operations Before Inc. Tax	$105	$976	$1,074	$739	$1,522	$1,165
Interest Capitalized, Net (1)	(3)	(7)	(3)	(5)	(10)	(11)
Minority interest	14	40	—	—	—	—
Fixed Charges	177	590	455	431	191	194
Earnings as Adjusted	$293	$1,599	$1,526	$1,165	$1,703	$1,348

Fixed Charges:
Interest Cost (2)	$168	$553	$418	$401	$167	$171
Interest Allocable to rental Expenses (3)	9	37	37	30	24	23
Fixed Charges	$177	$590	$455	$431	$191	$194
Ratio of Earnings to Fixed Charges	1.7	2.7	3.4	2.7	8.9	6.9

Preferred Stock Dividends (4)	(29)	70	—	—	—	—
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.0	2.4	—	—	—	—

(1)	Includes amortization of capitalized interest less interest capitalized for the period.
(2)	Includes amortization of debt expense.
(3)	Portion of rent expense representing interest.
(4)	The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.